                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      -----------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                  ImagicTV Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     45247E
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                               George Brunt, Esq.
                                   Alcatel USA
                            3400 West Plano Parkway
                             Plano, Texas 75075, USA
                                 (972) 519-3000
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                February 7, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                                  SCHEDULE 13D

----------------------------------        --------------------------------------
CUSIP No. 45247E                                               Page 2 of 8 Pages
----------------------------------        --------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     Alcatel

     (S.S. or I.R.S. Identification No. not applicable)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[ X ]
                                                                        (b)[   ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                          [   ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     France
--------------------------------------------------------------------------------
     NUMBER OF          7  SOLE VOTING POWER
      SHARES
   BENEFICIALLY            None
    OWNED BY            --------------------------------------------------------
      EACH              8  SHARED VOTING POWER
    REPORTING              16,521,448*
  PERSON WITH           --------------------------------------------------------
                        9  SOLE DISPOSITIVE POWER
                           None
                        --------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                           16,521,448*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,521,448*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.1%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON HC
--------------------------------------------------------------------------------
* In connection with the approval of the Arrangement (as hereinafter defined), all of the options held by each of the Principal Shareholders may be entitled to that number of votes represented by the number of shares of Common Stock of the Issuer into which such option holder's options are exercisable, without regard to vesting.

                                  SCHEDULE 13D

----------------------------------        --------------------------------------
CUSIP No. 45247E                                               Page 3 of 8 Pages
----------------------------------        --------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     Alcatel Canada Inc.

     (S.S. or I.R.S. Identification No. not applicable)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[ X ]
                                                                        (b)[   ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                          [   ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
--------------------------------------------------------------------------------
     NUMBER OF          7  SOLE VOTING POWER
      SHARES
   BENEFICIALLY            None
    OWNED BY            --------------------------------------------------------
      EACH              8  SHARED VOTING POWER
    REPORTING              3,986,857
  PERSON WITH           --------------------------------------------------------
                        9  SOLE DISPOSITIVE POWER
                           None
                        --------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                           3,986,857
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,986,857
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

                                                               Page 4 of 8 Pages


Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to the common stock, no par value (the "Common Stock") of ImagicTV Inc., a company organized under the laws of Canada (the "Issuer"). The principal executive office of the Issuer is One Brunswick Square, 14th Floor, P.O. Box 303, St. John, New Brunswick, Canada E2L3Y2.

Item 2.  Identity and Background.

         (a), (b) and (c). This statement on Schedule 13D is being filed by Alcatel, a corporation organized under the laws of France, and Alcatel Canada Inc., a corporation organized under the laws of Canada and a wholly owned subsidiary of Alcatel (collectively, the "Reporting Corporations").

         The principal business of Alcatel and Alcatel Canada Inc. is providing equipment and systems for the telecommunications sector.

         The principal business address and principal office address of Alcatel is 54, rue La Boetie, 75008 Paris, France. The principal business address and principal office address of Alcatel Canada Inc. is 600 March Road, Kanata, Ontario, Canada K2K 2E6.

         Schedule A, attached hereto and incorporated by reference, sets forth the name, business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Alcatel.

         Schedule B, attached hereto and incorporated by reference, sets forth the name, business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Alcatel Canada Inc.

         (d) and (e). During the past five years, neither of the Reporting Corporations, nor any of their executive officers or directors, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f). Schedule C, attached hereto and incorporated by reference, sets forth the citizenship of each of the directors and executive officers of Alcatel and Alcatel Canada Inc.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to an Arrangement Agreement entered into between Alcatel and the Issuer (the "Arrangement Agreement"), Alcatel is to acquire all of the outstanding shares of Common Stock of the Issuer in a stock-for-stock transaction (the "Arrangement"). In consideration of Alcatel entering into the Arrangement Agreement, certain shareholders of the Issuer (each a "Principal

                                                               Page 5 of 8 Pages

Shareholder" and collectively the "Principal Shareholders") have entered into a Shareholder Agreement (each a "Shareholder Agreement") wherein, among other things, each Principal Shareholder irrevocably agrees to vote in favor of the Arrangement and against any other transaction not involving Alcatel. However, the Shareholder Agreements terminate under certain circumstances, including on the business day following the day when the Issuer's board of directors approves, recommends, accepts or enters into an agreement, arrangement or understanding with respect to a Superior Proposal (as defined in the Arrangement Agreement attached as Exhibit C hereto) that is also an Acceptable Offer (as defined in the Shareholder Agreement attached as Exhibit B hereto). In such case, under certain circumstances each of the Principal Shareholders is to pay Alcatel the excess, if any, of the per share Common Stock value under the Acceptable Offer over U.S. $1.20. As a result of the Shareholder Agreements, Alcatel is deemed to beneficially own all of the shares of Common Stock of the Issuer owned directly and indirectly by each of the Principal Shareholders as of the effective date of the Shareholder Agreements, pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

Item 4.  Purpose of Transaction.

         As described in Item 3, Alcatel has entered into a Shareholder Agreement with each of the Principal Shareholders. In the aggregate, the Principal Shareholders, together with Alcatel, own directly or indirectly 66.1% of the issued and outstanding shares of Common Stock of the Issuer and total voting power of the Issuer, including shares of Common Stock that can be acquired within 60 days from the date of this Schedule 13D through the exercise of options. *

         Upon the consummation of the Arrangement, Alcatel will own, directly or indirectly, all of the issued and outstanding shares of Common Stock of the Issuer. In addition, subsequent to the consummation of the Arrangement, Alcatel as the sole shareholder will replace all of the present members of the Board of Directors and some of the members of management of the Issuer and will cause the Issuer to delist all of the issued and outstanding shares of Common Stock of the Issuer from the Nasdaq SmallCap Market where the Issuer's Common Stock is currently listed.

Item 5.  Interest in Securities of the Issuer.

         (a) Alcatel Canada Inc. is the registered holder of 3,986,857 shares of Common Stock representing 16.2% of the outstanding Common Stock of the Issuer. As the parent holding company of Alcatel Canada Inc., Alcatel indirectly beneficially owns such shares. To the knowledge of the Reporting Persons, none of the executive officers or directors of Alcatel and Alcatel Canada Inc. own any shares of Common Stock of the Issuer.

         Each of the Principal Shareholders beneficially own directly or indirectly the number and percentage of shares of Common Stock of the Issuer, including shares of Common Stock that can be acquired within 60 days of this
Schedule 13D through the exercise of options set forth in the table below. Information regarding the Principal Shareholders was obtained from such Principal Shareholders and the Issuer. Shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the Principal Shareholder holding such options, but are not deemed outstanding for computing the ownership percentage of any other Principal Shareholder.

* In connection with the approval of the Arrangement, all of the options held by each of the Principal Shareholders may be entitled to that number of votes represented by the number of shares of Common Stock of the Issuer into which such option holder's options are exercisable, without regard to vesting.

                                                               Page 6 of 8 Pages



-------------------------------------------------------------------------------------------------
Principal Shareholder            Shares  Options Exercisable     Total Beneficial          Total
                                              Within 60 Days            Ownership     Percentage
-------------------------------------------------------------------------------------------------
Aliant Inc. (through          7,209,749                  -0-            7,209,749          29.2%
affiliate, Aliant Horizons
Inc.)

Whitecastle Investments       2,464,927                  -0-            2,464,927          10.0%
Limited

3841553 Canada Inc.           2,454,675                  -0-            2,454,675          10.0%

Gerald L. Pond                   39,338                  -0-               39,338              *

Marcel LeBrun                    17,545              255,992              273,537              *

Peter G. Jollymore               27,702               18,295               45,997              *

Jeffrey White                    11,636               32,927               44,563              *

Reid Parker                       1,805                  -0-                1,805              *
-------------------------------------------------------------------------------------------------

     * Less than 1%

         (b) Alcatel has the power to vote and to dispose of shares of Common Stock as follows:

         (i)      Sole power to vote or to direct the vote: -0-
         (ii)     Shared power to vote or to direct the vote: 16,521,448**
         (iii)    Sole power to dispose or to direct the disposition of: -0-
         (iv)     Shared power to dispose or to direct the disposition of:
                  16,521,448

** In connection with the approval of the Arrangement, all of the options held by each of the Principal Shareholders may be entitled to that number of votes represented by the number of shares of Common Stock of the Issuer into which such option holder's options are exercisable, without regard to vesting.

                                                               Page 7 of 8 Pages

         Alcatel Canada Inc. has the power to vote and to dispose of shares of Common Stock as follows:

         (i)      Sole power to vote or to direct the vote: -0-
         (ii)     Shared power to vote or to direct the vote: 3,986,857
         (iii)    Sole power to dispose or to direct the disposition of: -0-
         (iv)     Shared power to dispose or to direct the disposition of
                  3,986,857

         Since Alcatel controls Alcatel Canada Inc., the Reporting Persons share the power to vote and dispose of the 3,986,857 shares of Common Stock owned directly by Alcatel Canada Inc. As a result of the Shareholder Agreements, Alcatel has the power to direct the vote of the shares of Common Stock owned by each of the Principal Shareholders. The Shareholder Agreements further provide that the Principal Shareholders will not dispose of any shares of Common Stock owned by them except for the purpose of complying with or as otherwise permitted by the Shareholder Agreements. Therefore, Alcatel and the Principal Shareholders share voting and investment power for the 16,521,448 shares of Common Stock.

         (c).     See Item 4.

         (d).     Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than as described in Items 3, 4 and 5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit A Joint Filing Agreement Between Alcatel and Alcatel Canada Inc.

Exhibit B Form of Shareholder Agreement among Alcatel and Principal Shareholders of ImagicTV Inc.

Exhibit C Form of Arrangement Agreement Between Alcatel and ImagicTV Inc.

                                                               Page 8 of 8 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 2003

                                     ALCATEL


                                     By:   /s/ PASCAL DURAND-BARTHEZ
                                           ------------------------------------
                                           Pascal Durand-Barthez
                                           General Counsel


                                     ALCATEL CANADA INC.


                                     By:   /s/ DAVID WILSON
                                           ------------------------------------
                                           David Wilson
                                           Vice President, General Counsel
                                           and Secretary

                                   SCHEDULE A

The following sets forth the name, business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Alcatel.

Directors

         Serge Tchuruk.  Chairman and Chief Executive Officer of Alcatel.

         Daniel Bernard. Chairman and Chief Executive Officer of Carrefour S.A., France's largest hypermarket network located at 6, avenue Raymond Poincare, B.P. 419.16, 75769 Paris Cedex 16, France.

         Philippe Bissara. Managing Director of ANSA (Association Nationale des Societes par Actions), a legal consulting and lobbying organization located at 39, rue de Prony, 75017 Paris, France.

         Frank Blount. Chairman and Chief Executive Officer of JI Ventures Inc., a venture capital firm, located at 1040 Stovall Boulevard N.E., Atlanta, Georgia 30319.

         Jozef Cornu. Executive Assistant to Serge Tchuruk, Chairman and Chief Executive Officer of Alcatel.

         Jean-Pierre Halbron. Director of Alcatel.

         David Johnston. President of the University of Waterloo (Canada), located at 200 University Avenue West, Waterloo, Ontario N2L3J1, Canada.

         Pierre-Louis Lions. Professor at the College de France, II place Marcelin Berthelot 75005 Paris, France.

         Thierry de Loppinot. Legal Counsel at Alcatel Headquarters, a Member of the Supervisory Board and Chairman of the Alcatel employees' investment fund.

         Jean-Marie Messier. Chairman and Chief Executive Officer of Messier Partners LLC, 825 8th Avenue, 35th Floor, New York, New York 10019.

         Peter Mihatsch. Chairman of the Supervisory Board of Infineon and Giesecke and Devrient Munich, Beethovenstrasse 5, D-71069 Sindelfingen, Germany.

         Bruno Vaillant. Information Technology Manager at Alcatel Space Industries, located at 26, avenue Champollion, BP 1187, 31037 Toulouse Cedex 1, France.

         Marc Vienot. Chairman and Chief Executive Officer of Association Paris Europlace, located at 92972 Paris La Defense Cedex, France.

         Helmut Werner. Chairman and Chief Executive Officer of Helmut Werner GmbH, Atlantic Business Center, Engstlatter Weg 18, D- 70567 Stuttgart (Mohringen) Germany.

Executive Officers

         Unless otherwise indicated, the business address of each of the executive officers is Alcatel, 54, rue La Boetie, 75008 Paris, France.

         Serge Tchuruk.  Chairman and Chief Executive Officer of Alcatel.

         Philippe Germond.  President and Chief Operating Officer of Alcatel.

         Jean-Pascal Beaufret.  Chief Financial Officer of Alcatel.

         Niel Ransom.  Chief Technology Officer.

         Mike Quigley. Senior Executive Vice President, President of Alcatel North America, President of Fixed Communications Group, located at 1000 Coit Road, Mailstop CHB 005, Plano, Texas 75075.

         Ronald Spithill. Executive Vice President; President of Alcatel Asia Pacific, located at 32/F Times Square, 500 Zhangyang Road, PuDong, 200122 Shanghai, China.

         Jacques Dunogue . Executive Vice President, President of Alcatel/Europe & South.

         Etienne Fouques. Executive Vice President; President of Mobile Communications Group, located at 10 Rue Latecoere, 78140 Velizy, France.

         Olivier Houssin. Executive Vice President; President of Private Communications Group.

         Christian Reinaudo. Executive Vice President.

         Thomas Edig. Senior Vice President, Corporate Human Relations.

         Christian Tournier. Senior Vice President, Corporate Operations.

                                   SCHEDULE B

         The following sets forth the name, business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Alcatel Canada Inc.

Directors

         Hubert de Pesquidoux. Director, President and Chief Executive Officer of Alcatel Canada Inc., and Chief Operating Officer of Alcatel North America.

         Alan D. Horn. Vice President, Finance and Chief Financial Officer of Rogers Communications Inc., a Canadian national communications company engaged in cellular, paging, digital and data communications and radio and television broadcasting, located at 333 Bloor Street, Toronto, Ontario, Canada M4W 1G9.

         Elizabeth Adamson. Meterologist at Environment Canada, Meterological Service of Canada, located at 4905 Dufferin Street, Downsview, Ontario, Canada M3H 5T4.

         David Wilson. Vice President, General Counsel and Secretary, Alcatel Canada Inc.

Executive Officers

         Unless otherwise indicated, the business address of each of the executive officers is Alcatel Canada Inc., 600 March Road, Kanata, Ontario, Canada K2K 2E6.

         Hubert de Pesquidoux. Director, President and Chief Executive Officer; Chief Operating Officer, Alcatel North America.

         Patrick Chenel. Chief Financial Officer.

         George B. Brunt. Vice President; Senior Vice President and General Counsel, business address, Alcatel USA, Inc., 3400 West Plano Parkway, Plano, Texas 75075.

         David Wilson. Director, Vice President, General Counsel and Secretary.

         Douglas K. McCarthy. Treasurer.

                                   SCHEDULE C

         The following sets forth the citizenship of each of the directors and executive officers of Alcatel and Alcatel Canada Inc.

I.       ALCATEL

A.       Directors

         All of the directors of Alcatel are French citizens, except for the following:

                  Frank Blount. A U.S. citizen.

                  Jozef Cornu. A Belgian citizen.

                  Helmut Werner. A German citizen.

                  David Johnston. A Canadian citizen.

                  Peter Mihatsch. A German citizen.

B.       Executive Officers

         All of the executive officers of Alcatel are French citizens, except for the following:

                  Ronald Spithill. An Australian citizen.

                  Mike Quigley. A U.S. citizen.

                  Niel Ransom. A U.S. citizen.

                  Thomas Edig. A German citizen.

II.      ALCATEL CANADA INC.

A.       Directors

         All of the directors of Alcatel Canada Inc. are Canadian citizens, except for the following:

                  Herbert de Pesquidoux. A French citizen.

B.       Executive Officers

         All of the executive officers of Alcatel Canada Inc. are Canadian citizens, except for the following:

                  Herbert de Pesquidoux. A French citizen.

                  Patrick Chenel. A French citizen.

                  George B. Brunt. A U.S. citizen.